

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

Robert B. Dimond
Chief Financial Officer
Nash-Finch Company
7600 France Avenue South
P.O. Box 355
Minneapolis, Minnesota  55440-0355

      **Re:**    **Nash-Finch Company**
              **Form 10-K for the Fiscal Year Ended January 2, 2010**
              **Filed March 4, 2010**
              **Definitive Proxy Statement on Schedule 14A**
              **Filed April 15, 2010**
              **File No. 000-00785**

Dear Mr. Dimond:

      We have completed our review of your filings and do not have any further comments at this time.

                      Sincerely,

                      H. Christopher Owings
                      Assistant Director

cc:    David W. Pollak, Morgan Lewis & Bockius LLP
       Via Facsimile